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                          November 16, 2023

       Gregory J. Flesher
       Chief Executive Officer
       Reneo Pharmaceuticals, Inc.
       18575 Jamboree Road, Suite 275-S
       Irvine, CA 92612

                                                        Re: Reneo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275518

       Dear Gregory J. Flesher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wade Andrews, Esq.